UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Radius Health, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

None

(CUSIP Number)

Head of Investment Services

Wellcome Trust

Gibbs Building

215 Euston Road

London NW1 2BE, UK

+44 (0) 20 7611 8655

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). The Wellcome Trust Limited as Trustee of The Wellcome Trust 98-6038021

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,358,470 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 2,358,470 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,358,470 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.7%(1)

14	Type of Reporting Person (See Instructions) OO

(1) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e, 2,358,470 shares of Common Stock issuable upon conversion of preferred stock held by Wellcome), it would result in an applicable percentage of 80.9%.

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.0001 par value (the “Common Stock”) of Radius Health, Inc. (the “Issuer”) having its principal executive office at 201 Broadway, 6th Floor, Cambridge, MA 02139.

Item 2.	Identity and Background.

This statement is being filed by The Wellcome Trust Limited as Trustee of The Wellcome Trust (“Wellcome”).

The address of the principal business office of Wellcome is Gibbs Building, 215 Euston Road, London NW1 2BE, UK.

The principal business of Wellcome is that of a charity whose vision is to achieve extraordinary improvements in human and animal health.

During the five years prior to the date hereof, Wellcome has not been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Wellcome Trust is a charity registered in England and Wales.  Its sole trustee is The Wellcome Trust Limited, a company registered in England and Wales.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to an Agreement and Plan of Merger dated April 25, 2011 (the “Merger Agreement”), by and among MPM Acquisition Corp. (the “Company”), RHI Merger Corp., a Delaware corporation and wholly owned subsidiary of the Company (“MergerCo”), and Radius Health, Inc., a Delaware corporation (“Target”), MergerCo merged with and into Target, with Target remaining as the surviving entity and a wholly-owned operating subsidiary of the Company. This transaction is referred to as the “Merger.” The Merger was effective as of May 17, 2011, upon the filing of a certificate of merger with the Delaware Secretary of State.  At the effective time of the Merger (the “Effective Time”), the legal existence of MergerCo ceased and all of the shares of Target’s common stock, par value $.01 per share (the “Target Common Stock”), and shares of Target’s preferred stock, par value $.01 per share (the “Target Preferred Stock”), that were outstanding immediately prior to the Merger were cancelled and each outstanding share of Target Common Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one share of the Company’s common stock and each outstanding share of Target Preferred Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one-tenth of one share of the Company’s preferred stock as consideration for the Merger.

Following the Merger on May 17, 2011, the Company’s Board of Directors approved a transaction pursuant to which Target merged with and into the Company, leaving the Company (now the Issuer) as the surviving corporation (the “Short-Form Merger”). In connection with the Short-Form Merger, the Company relinquished its corporate name and assumed in its place the name “Radius Health, Inc.” The Short-Form and name change became effective on May 17, 2011, upon the filing of a Certificate of Ownership and Merger with the Delaware Secretary of State.

Following the Merger and the Short-Form Merger and assuming the conversion of all issued and outstanding shares of preferred stock of the Issuer, Wellcome (a shareholder of Target prior to the

Merger and the Short-Form Merger) owns 2,358,470 shares of Common Stock (the “Wellcome Shares”), which includes 2,358,470 shares of Common Stock issuable to Wellcome upon the conversion of 25,522 shares of Issuer Series A-1 Preferred Stock and 210,325 shares of Issuer Series A-2 Preferred Stock.

Item 4.	Purpose of Transaction.

Wellcome acquired the Shares for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Wellcome may dispose of or acquire additional shares of the Issuer in compliance with applicable law.

Pursuant to the Series A-1 Convertible Preferred Stock Purchase Agreement by and among Target and certain investors listed on Schedule I thereto, including Wellcome, dated as of April 25, 2011, and as amended on May 11, 2011 (the “Purchase Agreement”), Wellcome committed to purchasing an aggregate of an additional 51,044 shares of Series A-1 from the Issuer in a series of private placements at a purchase price per share of $81.42 upon notice from the Issuer (the “Future Funding Obligations”). In the event that an investor does not timely and completely fulfill its Future Funding Obligation, all shares of Preferred Stock held by the investor will be automatically converted to Common Stock at the rate of one share of Common Stock for every ten shares of Preferred Stock and the Common Stock resulting from such conversion would then be subject to a repurchase right at par value in favor of the Issuer.

Except as set forth above, Wellcome does not have any present plans which relate to or would result in:

(a)                                  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                 Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or dividend policy of the Issuer;

(f)                                    Any other material change in the Issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)                                 Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)                                     Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)                                  Assuming the conversion of all issued and outstanding shares of preferred stock of the Issuer, Wellcome is the record owner of the Wellcome Shares.

Percent of Class:  See Line 13 of the cover sheet.  The percentage set forth on the cover sheet is calculated based upon approximately 16,086,040 shares of common stock issued and outstanding (assuming the conversion of all issued and outstanding shares of preferred stock, the exercise of all issued and outstanding warrants to purchase common stock or preferred stock, as well as the conversion of all shares of preferred stock issuable upon exercise of such warrants), as reported in the Issuer’s Form 8-K dated May 17, 2011 and filed with the Securities and Exchange Commission on May 23, 2011.

(b)                                 Regarding the number of shares as to which Wellcome has:

(i)                                     sole power to vote or to direct the vote:

See Line 7 of the cover sheet.

(ii)                                  shared power to vote or to direct the vote:

See Line 8 of the cover sheet.

(iii)                               sole power to dispose or to direct the disposition:

See Line 9 of the cover sheet.

(iv)                              shared power to dispose or to direct the disposition:

See Line 10 of the cover sheet.

(c)                                  Except as set forth in Item 3 above, Wellcome has not effected any transaction in the Common Stock during the last 60 days.

(d)                                 No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)                                  Not Applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Wellcome is a party to the Amended and Restated Stockholders’ Agreement dated May 17, 2011, a form of which is attached as Exhibit 4.1 to the Issuer’s Form 8-K dated May 17, 2011 and filed with the Securities and Exchange Commission on May 23, 2011 and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement and Plan of Merger dated April 25, 2011*

Exhibit 2 - Amended and Restated Stockholders’ Agreement dated May 17, 2011**

*Incorporated by reference from the Issuer’s Form 8-K dated April 25, 2011 and filed with the Securities and Exchange Commission on April 29, 2011.

**Incorporated by reference from the Issuer’s Form 8-K dated May 17, 2011 and filed with the Securities and Exchange Commission on May 23, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       May 27, 2011

THE WELLCOME TRUST LIMITED AS TRUSTEE OF THE WELLCOME TRUST

By:	/s/ Peter Pereira Gray
Name: Peter Pereira Gray
Title: Authorised Signatory